DHT Holdings, Inc. Third Quarter 2021 Results

HAMILTON, BERMUDA, November 2, 2021 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	2020	2019
Shipping revenues	59.1	65.9	87.0	91.0	142.2	691.0	535.1
Adjusted net revenue[1]	37.7	45.3	71.3	77.7	117.5	550.5	347.6
Adjusted EBITDA[2]	14.0	21.0	46.7	51.1	92.9	450.4	254.5
Net income/(loss) after tax	(21.0)	0.8	11.6	7.6[3]	50.7[3]	266.3[3]	73.7
EPS – basic	(0.13)	0.00	0.07	0.04	0.32	1.71	0.51
EPS – diluted[4]	(0.13)	0.00	0.07	0.04	0.31	1.61	0.51
Dividend[5]	0.02	0.02	0.04	0.05	0.20	1.08	0.47
Interest bearing debt	524.8	526.2	574.7	450.0	492.4	450.0	851.0
Cash and cash equivalents	64.5	52.2	54.0	68.6	75.1	68.6	67.4
Net debt	460.3	473.9	520.7	381.3	417.3	381.3	783.6

QUARTERLY HIGHLIGHTS:

•	In the third quarter of 2021, the Company’s VLCCs achieved an average rate of $16,300 per day.

•
Adjusted EBITDA for the third quarter of 2021 was $14.0 million. Net loss for the quarter was $21.0 million which equates to a loss of $0.13 per basic share. The result includes a gain related to sale of vessels of $1.6 million and non-cash gains in fair value related to interest rate derivatives of $2.3 million.

•	For the first nine months of 2021, the Company’s VLCCs achieved an average rate of $22,400 per day and net loss was $8.6 million.

•
For the third quarter of 2021, the Company will return $10.1 million to shareholders; $6.7 million in the form of share buyback and $3.3 million in the form of a cash dividend. The Company acquired 1,230,302 of its own shares at an average price of $5.466 per share.

•
The cash dividend of $0.02 per share of outstanding common stock is payable on November 23, 2021 to shareholders of record as of November 16, 2021. This marks the 47th consecutive quarterly dividend. The shares will trade ex-dividend from November 15, 2021.

•	In connection with the sale of DHT Condor, the Company booked a gain of $1.6 million in the third quarter of 2021. DHT Condor was delivered to the new owner on July 8,2021.

OPERATIONAL HIGHLIGHTS:

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	2020	2019
Operating days[6]	2,399.5	2,513.4	2,471.6	2,484.0	2,484.0	9,882.0	9,855.0
Scheduled off hire days	84.8	99.8	231.9	180.0	20.6	255.5	352.6
Unscheduled off hire days	1.0	2.6	1.4	4.1	18.5	77.7	33.9
Revenue days[7]	2,306.2	2,325.3	2,238.3	2,299.9	2,444.9	9,548.8	9,468.5
Spot exposure[8]	55.7%	48.5%	38.2%	39.3%	60.8%	63.5%	83.1%
VLCC time charter rate per day	$ 27,600	$28,200	$39,400	$41,700	$53,000	$50,400	$38,400
VLCC spot rate per day	$ 7,400	$10,200	$18,700	$19,200	$44,900	$62,000	$36,400

We continued to take advantage of the low freight market, as we did in the second quarter, bringing forward drydocking of vessels resulting in 85 scheduled off hire days for the quarter. This has been done with the view to have as many trading days as possible available for 2022, a year for which we are constructive on the outlook. Further, the cost of loss of income has been low during the weak freight market. When vessels come out of drydock, they are typically handicapped in the spot market for their first voyage and have to offer discounts, and possibly encounter waiting time, to commence trading. Hence, our spot earnings were negatively impacted during these periods.

Our business remains impacted by the Covid-19 virus outbreak with operational challenges related to our seafarers and our ability to change crews at regular intervals. There are still numerous restrictions affecting crew changes with strict transit and quarantine procedures and a limited number of geographical options to execute crew changes. We continue to do everything we reasonably can to facilitate safe and regular crew changes.

We note three key forces at play, in sum creating a constructive market outlook for our service. Firstly, oil consumption, and hence demand, is recovering post the virus outbreak, in particular as a consequence of increased mobility. Secondly, refiners have been consuming from oil inventories which again have been drawn down to levels targeted by leading oil producers. And thirdly, OPEC+ is gradually increasing supply of oil in response to the two preceding points, slowly increasing demand for transportation.
As of September 30, 2021, DHT had a fleet of 26 VLCCs, with a total dwt of 8,043,657. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/

SUBSEQUENT EVENT HIGHLIGHTS:

•
On October 22, 2021, The Norwegian Shipowner’s Mutual War Risks Insurance Association (“DNK”) obtained approval from The Financial Supervisory Authority of Norway to return $300 million to its members. As a member of DNK, DHT expects to receive between $5.5 million and $6.5 million as distribution of equity within the first quarter of 2022. The distribution may be subject to withholding tax.

OUTLOOK:

•
Thus far in the fourth quarter of 2021, 70% of the available VLCC days have been booked at an average rate of $20,700 per day on a discharge-to-discharge basis (not including any potential profit splits on time charters).

•
The Company will continue to take advantage of the weak freight market to bring forward dry dockings and planned installations of scrubbers and ballast water treatment systems. Scheduled off hire is expected to be in the range between 100 and 125 days during the fourth quarter of 2021.

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, vessel operating expenses and general and administrative expenses. As showed in the table for reconciliation of non-GAAP measures.
3Q4 2020 includes impairment charge of $7.6 million. Q3 2020 includes impairment charge of $ 4.9 million. 2020 includes impairment charge of $12.6 million.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5Per common share.
6Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
8 As % of total operating days in period.

THIRD QUARTER 2021 FINANCIALS

The Company reported shipping revenues for the third quarter of 2021 of $59.1 million compared to shipping revenues of $142.2 million in the third quarter of 2020. The decrease from the 2020 period to the 2021 period includes $75.0 million attributable to lower tanker rates and $8.1 million attributable to a decrease in total revenue days as a result of scheduled off hire in connection with special surveys and scrubber installations. The Company took advantage of the weak freight market to bring forward dry dockings and planned installations of scrubbers and ballast water treatment systems.

Voyage expenses for the third quarter of 2021 were $21.4 million, compared to voyage expenses of $24.7 million in the third quarter of 2020. The decrease was due to fewer revenue days in the spot market representing a $2.0 million decrease in port cost and a $0.8 million decrease in broker commission.

Vessel operating expenses for the third quarter of 2021 were $19.2 million compared to $20.5 million in the third quarter of 2020.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $31.7 million for the third quarter of 2021, compared to $31.1 million in the third quarter of 2020. The increase was due to increased depreciation related to scrubbers of $1.3 million, partially offset by a decrease in depreciation related to vessels of 0.7 million.

No impairment charge was recorded in the third quarter of 2021. A non-cash impairment charge of $4.9 million was recorded in the third quarter of 2020 due to a decline in values for second-hand tankers.

The Company recorded a gain of $1.6 million for the third quarter of 2021 related to the sale of DHT Condor.

General and administrative expense (“G&A”) for the third quarter of 2021 was $4.4 million, consisting of $3.6 million cash and $0.8 million non-cash charge, compared to $4.1 million in the third quarter of 2020, consisting of $3.1 million cash and $1.0 million non-cash charge. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the third quarter of 2021 were $4.7 million compared to $6.1 million in the third quarter of 2020. The decrease was mainly due a $2.5 million decrease in interest expenses due to reduced outstanding debt and a reduction in 3-Month Libor in the third quarter of 2021, partially offset by a $0.8 million increase in other financial expense.

As a result of the foregoing, the Company had a net loss in the third quarter of 2021 of $21.0 million, or a loss of $0.13 per basic share and $0.13 per diluted share, compared to net income in the third quarter of 2020 of $50.7 million, or an income of $0.32 per basic share and $0.31 per diluted share. The decrease from the 2020 period to the 2021 period was mainly due to lower tanker rates.

Net cash used in operating activities for the third quarter of 2021 was $3.1 million compared to net cash provided by operating activities of $131.3 million for the third quarter of 2020. The decrease was due to a net loss of $21.0 million in the third quarter of 2021 compared to net income of $50.7 million in the third quarter of 2020, a $56.3 million decrease in changes in operating assets and liabilities and a $6.4 million decrease in non-cash items included in net income.

Net cash provided by investing activities was $27.6 million in the third quarter of 2021 comprising $29.6 million related to the sale of DHT Condor, partially offset by $1.9 million related to investment in vessels. Net cash used in investing activities was $3.4 million in the third quarter of 2020 and was mainly related to investment in vessels.

Net cash used in financing activities for the third quarter of 2021 was $12.3 million comprising $6.7 million related to purchase of treasury shares, $3.3 million related to cash dividend paid, and $1.9 million related to scheduled repayment of long-term debt. Net cash used in financing activities for the third quarter of 2020 was $190.5 million comprising $149.7 million related to prepayment of long-term debt, $82.0 million related to cash dividend paid and $16.4 million related to scheduled repayment of long-term debt, partially offset by $57.8 million related to issuance of long-term debt.

As of September 30, 2021, the cash balance was $64.5 million, compared to $68.6 million as of December 31, 2020.

The Company monitors its covenant compliance on an ongoing basis. As of September 30, 2021, the Company was in compliance with its financial covenants.

As of September 30, 2021, the Company had 166,687,881 shares of common stock outstanding compared to 170,798,328 shares as of December 31, 2020.

The Company declared a cash dividend of $0.02 per common share for the third quarter of 2021 payable on November 23, 2021 for shareholders of record as of November 16, 2021.

NINE MONTHS 2021 FINANCIALS

The Company reported shipping revenues for the first three quarters of 2021 of $212.0 million compared to $600.0 million in the first three quarters of 2020. The decrease from the 2020 period to the 2021 period includes $356.6 million attributable to lower tanker rates and $31.4 million attributable to a decrease in total revenue days as a result of scheduled off hire in connection with special surveys and scrubber installations.

Voyage expenses for the first three quarters of 2021 were $57.8 million compared to voyage expenses of $127.3 million in the first three quarters of 2020. The decrease was due to fewer vessels in the spot market representing a $53.3 million decrease in bunker expenses, a $10.2 million decrease in port expenses and a $4.5 million decrease in broker commission.

Vessel operating expenses for the first three quarters of 2021 were $57.9 million, compared to $60.0 million in the first three quarters of 2020. The decrease was mainly related to up-storing of spares and consumables in 2020 in relation to IMO2020.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $95.9 million for the first three quarters of 2021, compared to $92.2 million in the first three quarters of 2020. The increase was mainly due to increased depreciation related to scrubbers of $3.6 million.

No impairment charge was recorded in the first three quarters of 2021. A non-cash impairment charge of $4.9 million was recorded in the first three quarters of 2020 due to a decline in values for second-hand tankers.

The Company recorded a gain of $15.2 million for the first three quarters of 2021 related to the sale of DHT Raven, DHT Lake, and DHT Condor.

G&A for the first three quarters of 2021 was $14.6 million, consisting of $11.0 million cash and $3.6 million non-cash charge, compared to $13.4 million, consisting of $9.6 million cash and $3.8 million non-cash charge for the first three quarters of 2020.

Net financial expenses for the first three quarters of 2021 were $9.3 million, compared to $42.8 million in the first three quarters of 2020. The decrease was due to a non-cash gain of $8.0 million related to interest rate derivatives in the first three quarters of 2021 compared to a non-cash loss of $10.5 million in the first three quarters of 2020 and $12.7 million decrease in interest expenses due to reduced outstanding debt and a reduction in 3-Month Libor in 2021.

For the first three quarters of 2021, the Company had a net loss of $8.6 million, or a loss of $0.05 per basic share and $0.05 per diluted share compared to net income of $258.7 million, or income of $1.72 per basic share and $1.56 per diluted share in the first three quarters of 2020. The difference between the two periods mainly reflects lower tanker rates in 2021.

Net cash provided by operating activities for the first three quarters of 2021 was $41.7 million compared to $448.5 million for the first three quarters of 2020. The decrease was due to a net loss of $8.6 million in the first three quarters of 2021 compared to net income of $258.7 million in the first three quarters of 2020, a $97.9 million decrease in changes in operating assets and liabilities and a $41.7 million decrease in non-cash items included in net income.

Net cash used in investing activities for the first three quarters of 2021 was $73.4 million comprising $160.4 million related to investment in vessels, partially offset by $87.1 million related to sale of vessels. Net cash used in investing activities for the first three quarters of 2020 was $16.2 million comprising $15.8 million related to investment in vessels and $0.4 million related to investment in property, plant and equipment.

Net cash provided by financing activities for the first three quarters of 2021 was $27.6 million comprising $355.8 million related to issuance of long-term debt, partially offset by $175.9 million related to repayment of long-term debt in connection with refinancing, $93.4 million related to prepayment of long-term debt, $29.2 million related to purchase of treasury shares, $18.7 million related to cash dividends paid, $6.1 million related to repayment of long-term debt in connection with sale of DHT Condor and $4.5 million related to scheduled repayment of long-term debt. Net cash used in financing activities for the first three quarters of 2020 was $424.6 million comprising $266.6 million related to prepayment of long-term debt, $180.5 million related to cash dividends paid, $48.4 million related to scheduled repayment of long-term debt, partially offset by $71.3 million related to issuance of long-term debt.

As of September 30, 2021, the cash balance was $64.5 million, compared to $68.6 million as of December 31, 2020.

As of September 30, 2021, the Company had 166,687,881 shares of our common stock outstanding compared to 170,798,328 as of December 31, 2020.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	2020	2019
Reconciliation of adjusted net revenue
Shipping revenues	59,095	65,940	86,983	90,992	142,196	691,039	535,068
Voyage expenses	(21,443)	(20,689)	(15,705)	(13,268)	(24,691)	(140,564)	(187,500)
Adjusted net revenue	37,652	45,251	71,278	77,724	117,506	550,475	347,568

Reconciliation of adjusted EBITDA
Net income/(loss) after tax	(21,032)	808	11,611	7,627	50,672	266,281	73,680
Income tax expense	97	(26)	160	196	127	900	131
Other financial (income)/expenses	1,015	(2,805)	644	81	181	1,334	1,790
Fair value (gain)/loss on derivative financial liabilities	(2,316)	(2,247)	(3,430)	(2,403)	(2,611)	8,074	9,863
Interest expense	6,348	7,049	6,033	6,296	8,863	38,408	55,332
Interest income	(4)	(0)	(1)	(12)	(3)	(212)	(1,077)
Share of profit from associated companies	(293)	(346)	(344)	(344)	(340)	(1,193)	(852)
(Gain)/loss, sale of vessel	(1,556)	(13,597)	-	-	-	-	-
Impairment charges	-	-	-	7,640	4,920	12,560	-
Depreciation and amortization	31,734	32,160	31,995	32,028	31,117	124,245	115,584
Adjusted EBITDA	13,993	20,995	46,668	51,108	92,926	450,397	254,452

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	7,400	10,200	18,700	19,200	44,900	62,000
IFRS 15 impact on spot time charter equivalent per day**	3,000	(600)	(1,400)	1,300	(4,200)	(2,600)
Adjusted spot time charter equivalent per day	10,300	9,600	17,300	20,500	40,600	59,400

* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast which will include a slide presentation at 9:00 a.m. EST/14:00 CET on Wednesday November 3, 2021 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling +1 646 741 3167 within the United States, +47 21 56 30 15 within Norway and +44 (0) 207 192 8338 for international callers. The passcode is “4193115”.

The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/inshzaqn and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available until November 10, 2021 at 19:00 CET. To access the replay, dial +1 917 677 7532 within the United States, +47 21 03 42 35 within Norway or +44 (0) 333 300 9785 for international callers and enter “4193115” as the confirmation code.

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Norway. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2021.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

Wilhelm Flinder, Manager, Investor Relations & Business Analysis
Phone: +1 441 295 1422 and +47 936 11 350
E-mail: wf@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	September 30, 2021 (Unaudited)	December 31, 2020 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$64,481	68,641
Accounts receivable and accrued revenues	7	17,348	30,060
Capitalized voyage expenses		911	1,039
Prepaid expenses		6,437	6,685
Bunkers, lube oils and consumables		29,421	11,854
Total current assets		$118,599	118,279

Non-current assets
Vessels and time charter contracts	5	$1,478,675	1,476,436
Advances for vessels and vessel upgrades	5	10,318	17,269
Other property, plant and equipment		4,019	4,772
Investment in associate company		6,114	5,233
Total non-current assets		$1,499,125	1,503,710

TOTAL ASSETS		$1,617,724	1,621,989

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$13,307	18,503
Derivative financial liabilities	4	8,439	9,073
Current portion long-term debt	4	9,784	3,396
Other current liabilities		699	721
Deferred shipping revenues	8	4,046	16,236
Total current liabilities		$36,276	47,929

Non-current liabilities
Long-term debt	4	$515,015	446,562
Derivative financial liabilities	4	7,240	14,601
Other non-current liabilities		3,353	3,957
Total non-current liabilities		$525,608	465,120

TOTAL LIABILITIES		$561,884	513,049

Equity
Common stock at par value	6	$1,667	1,708
Additional paid-in capital		1,266,965	1,291,505
Accumulated deficit		(216,079)	(188,709)
Translation differences		73	169
Other reserves		3,185	4,248
Total equity attributable to the Company		1,055,811	1,108,921
Non-controlling interest		29	19
Total equity		$1,055,840	1,108,940

TOTAL LIABILITIES AND EQUITY		$1,617,724	1,621,989

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

	Note	Q3 2021 Jul. 1 - Sept. 30, 2021	Q3 2020 Jul. 1 - Sept. 30, 2020	9 months 2021 Jan. 1 - Sept. 30, 2021	9 months 2020 Jan. 1 - Sept. 30, 2020
Shipping revenues	3	$59,095	142,196	212,018	600,046

Operating expenses
Voyage expenses		(21,443)	(24,691)	(57,838)	(127,296)
Vessel operating expenses		(19,240)	(20,496)	(57,880)	(60,044)
Depreciation and amortization	5	(31,734)	(31,117)	(95,889)	(92,217)
Impairment charges		-	(4,920)	-	(4,920)
Gain /(loss), sale of vessel		1,556	-	15,153	-
General and administrative expense		(4,420)	(4,084)	(14,645)	(13,418)
Total operating expenses		$(75,281)	(85,307)	(211,099)	(297,894)

Operating income		$(16,186)	56,889	919	302,152

Share of profit from associated companies		293	340	983	850
Interest income		4	3	5	199
Interest expense		(6,348)	(8,863)	(19,430)	(32,112)
Fair value gain/(loss) on derivative financial liabilities		2,316	2,611	7,994	(10,477)
Other financial (expense)/income		(1,015)	(181)	1,146	(1,253)
Profit/(loss) before tax		$(20,935)	50,799	(8,382)	259,359

Income tax expense		(97)	(127)	(230)	(705)
Net income/(loss) after tax		$(21,032)	50,672	(8,612)	258,654
Attributable to owners of non-controlling interest		3	3	9	7
Attributable to the owners of parent		$(21,035)	50,669	(8,621)	258,647

Basic net income/(loss) per share		(0.13)	0.32	(0.05)	1.72
Diluted net income/(loss) per share		(0.13)	0.31	(0.05)	1.56

Weighted average number of shares (basic)		167,610,608	157,771,616	169,929,434	150,647,701
Weighted average number of shares (diluted)		167,672,117	170,853,711	170,005,240	169,788,132

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)

	Note	Q3 2021 Jul. 1 - Sept. 30, 2021	Q3 2020 Jul. 1 - Sept. 30, 2020	9 months 2021 Jan. 1 - Sept. 30, 2021	9 months 2020 Jan. 1 - Sept. 30, 2020
Net income/(loss) after tax		$(21,032)	50,672	(8,612)	258,654

Other comprehensive income/(loss):
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency denominated associate and subsidiary		(96)	72	(96)	(26)
Total		$(96)	72	(96)	(26)

Other comprehensive income/(loss)		$(96)	72	(96)	(26)

Total comprehensive income/(loss) for the period		$(21,127)	50,743	(8,708)	258,627

Attributable to owners of non-controlling interest		$3	3	9	7
Attributable to the owners of parent		$(21,131)	50,740	(8,717)	258,621

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

	Note	Q3 2021 Jul. 1 - Sept. 30, 2021	Q3 2020 Jul. 1 - Sept. 30, 2020	9 months 2021 Jan. 1 - Sept. 30, 2021	9 months 2020 Jan. 1 - Sept. 30, 2020
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss) after tax		$(21,032)	50,672	(8,612)	258,654

Items included in net income not affecting cash flows		28,999	35,420	74,184	115,866
Depreciation and amortization		31,734	31,117	95,889	92,217
Impairment charges		-	4,920	-	4,920
Amortization of upfont fees		648	1,352	1,910	4,977
(Gain) / loss, sale of vessel		(1,556)	-	(15,153)	-
Fair value (gain) / loss on derivative financial liabilities		(2,316)	(2,611)	(7,994)	10,477
Compensation related to options and restricted stock		783	982	3,564	4,124
(Gain) / loss modification of debt		-	-	(3,049)	-
Share of profit in associated companies		(293)	(340)	(983)	(850)
Income adjusted for non-cash items		$7,967	86,091	65,572	374,520

Changes in operating assets and liabilities		(11,101)	45,186	(23,910)	73,997
Accounts receivable and accrued revenues		(317)	35,513	12,712	45,931
Capitalized voyage expenses		(481)	548	128	3,019
Prepaid expenses		338	1,020	248	500
Accounts payable and accrued expenses		(1,339)	(6,181)	(7,205)	(13,738)
Deferred shipping revenues		(428)	7,922	(12,190)	17,373
Bunkers, lube oils and consumables		(8,844)	6,334	(17,567)	20,919
Pension liability		(30)	31	(35)	(6)
Net cash (used in)/provided by operating activities		$(3,134)	131,278	41,661	448,517

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(1,941)	(3,349)	(160,402)	(15,766)
Proceeds from sale of vessels		29,587	-	87,063	-
Investment in property, plant and equipment		(1)	(46)	(48)	(391)
Net cash provided by/(used in) investing activities		$27,645	(3,395)	(73,387)	(16,156)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(3,349)	(81,983)	(18,749)	(180,509)
Repayment principal element of lease liability		(153)	(125)	(457)	(338)
Issuance of long-term debt		(105)	57,762	355,841	71,262
Purchase of treasury shares	6	(6,738)	-	(29,207)	-
Scheduled repayment of long-term debt	4	(1,926)	(16,444)	(4,490)	(48,381)
Prepayment of long-term debt	4	-	(149,703)	(93,378)	(266,643)
Repayment of long-term debt refinancing	4	-	-	(175,933)	-
Repayment of long-term debt, sale of vessels	4	-	-	(6,061)	-
Net cash (used in)/provided by financing activities		$(12,271)	(190,493)	27,566	(424,610)

Net (decrease)/increase in cash and cash equivalents		12,240	(62,610)	(4,160)	7,751
Cash and cash equivalents at beginning of period		52,241	137,717	68,641	67,356
Cash and cash equivalents at end of period		$64,481	75,107	64,481	75,107

Specification of items included in operating activities:
Interest paid		5,408	9,225	17,464	29,233
Interest received		4	3	5	199

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands except shares)

	Note	Shares	Stock	Paid-in Additional Capital	Treasury Shares	Accumulated Deficit	Translation Differences	Other Reserves	Non- Controlling Interest	Total Equity
Balance at January 1, 2020		146,819,401	$1,468	$1,169,537	$-	$(240,165)	$73	$1,531	$5	$932,449
Net income/(loss) after tax						258,647			7	258,654
Other comprehensive income/(loss)						-	(26)			(26)
Total comprehensive income/(loss)						258,647	(26)		7	258,627
Cash dividends declared and paid						(180,509)				(180,509)
Conversion of convertible bonds		23,377,397	234	119,584						119,818
Compensation related to options and restricted stock		601,530	6	2,383				1,735		4,124
Balance at September 30, 2020		170,798,328	$1,708	$1,291,505	$-	$(162,027)	$47	$3,266	$12	$1,134,510

Balance at January 1, 2021		170,798,328	$1,708	$1,291,505	$-	$(188,709)	$169	$4,248	$19	$1,108,940
Net income/(loss) after tax						(8,621)			9	(8,612)
Other comprehensive income/(loss)						-	(96)			(96)
Total comprehensive income/(loss)						(8,621)	(96)		9	(8,708)
Cash dividends declared and paid						(18,749)				(18,749)
Purchase of treasury shares	6				(29,207)					(29,207)
Retirement of treasury shares	6	(4,952,143)	(50)	(29,158)	29,207					-
Compensation related to options and restricted stock		841,696	8	4,619				(1,063)		3,564
Balance at September 30, 2021	6	166,687,881	$1,667	$1,266,965	$-	$(216,079)	$73	$3,185	$29	$1,055,840

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2021
Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on November 1, 2021 and authorized for issue on November 2, 2021.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2020. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2020 audited consolidated financial statements.

These condensed consolidated interim financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and revised IFRSs that are not mandatorily effective (but allow early application) for the financial year beginning January 1, 2021 are listed below. The standards are not expected to have any material impact on the financial statements:

o	IFRS 17 Insurance Contracts
o	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associates or Joint Venture
o	Amendments to IAS 1 Classification of Liabilities as Current or Non-current
o	Amendments to IFRS 3 Reference to the Conceptual Framework
o	Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use
o	Amendments to IAS 37 Onerous Contracts – Cost to Fulfilling a Contract
o
Annual Improvements to IFRS Standards 2018-2020 Cycle - Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

The below table details the Company’s shipping revenues:
$ in thousands	Q3 2021	Q3 2020	9M 2021	9M 2020
Time charter revenues*	28,576	51,835	119,420	126,168
Voyage charter revenues	30,519	90,362	92,598	473,878
Shipping revenues	59,095	142,196	212,018	600,046
*The portion of time charter revenue related to technical management services, equaling $8.8 million in the third quarter of 2021, $8.9 million in the third quarter of 2020, $30.8 million in the first three quarters of 2021 and  $19.2 million in the first three quarters of 2020 is recognized in accordance with IFRS 15 Revenue from Contracts with Customers. The remaining portion of time charter revenue is recognized in accordance with IFRS 16 Leases.

As of September 30, 2021, the Company had 26 vessels in operation; 8 vessels were on time charters and 18 vessels operating in the spot market.

Information about major customers:
For the period from July 1, 2021 to September 30, 2021 five customers represented $7.7 million, $7.7 million, $7.5 million, $5.7 million, and $5.7 million, respectively, of the Company’s total revenues. The five customers in aggregate represented $34.3 million, equal to 56 percent of the total revenue of $59.1 million for the period from July 1, 2021 to September 30, 2021.

For the period from January 1, 2021 to September 30, 2021 five customers represented $24.6 million, $24.5 million, $24.2 million, $19.8 million and $16.6 million, respectively, of the Company’s revenues. The five customers in aggregate represented $109.7 million, equal to 52 percent of the total revenue of $212.0 million for the period from January 1, 2021 to September 30, 2021.

For the period from July 1, 2020 to September 30, 2020 five customers represented $17.6 million, $15.2 million, $13.5 million, $11.4 million and $9.2 million, respectively, of the Company’s revenues. The five customers in aggregate represented $67.0 million, equal to 47 percent of the total revenue of $142.2 million for the period from July 1, 2020 to September 30, 2020.

For the period from January 1, 2020 to September 30, 2020 five customers represented $69.1 million, $50.2 million, $50.1 million, $34.4 million and $30.6 million, respectively, of the Company’s revenues. The five customers in aggregate represented $234.3 million, equal to 39 percent of the total revenue of $600.0 million for the period from January 1, 2020 to September 30, 2020.

Note 4 – Interest bearing debt
As of September 30, 2021, DHT had interest bearing debt totaling $524.8 million.

Scheduled debt repayments (USD thousands) and margin above Libor
$ in thousands	Margin above Libor	Q4 2021	2022	2023	Thereafter	Total
ABN Amro Credit Facility *	2.40%	-	-	30,811	199,256	230,067
Credit Agricole Credit Facility	2.19%	676	2,703	32,433	-	35,812
Danish Ship Finance Credit Facility	2.00%	1,213	2,427	2,427	29,120	35,187
Nordea Credit Facility **	1.90%	1,250	5,000	26,591	199,709	232,550
Total		3,139	10,129	92,262	428,085	533,616
Unamortized upfront fees bank loans						(8,817)
Total interest bearing debt						524,799
* $100.0 mill. undrawn as of September 30, 2021.
**$80.5 mill. undrawn as of September 30, 2021.

In January 2021 and February 2021, the Company drew down $15 million and $50 million, respectively, under the Nordea revolving credit facility tranche in relation to the delivery of DHT Harrier.

In March 2021, the Company drew down $60 million under the ABN Amro revolving credit facility tranche in relation to the delivery of DHT Osprey.

In May 2021, the Company entered into agreement with seven banks for a new $316.2 million credit facility with Nordea as agent. In June 2021, the Company drew down $233.8 million under the new facility and repaid the total outstanding under the old facility, amounting to $175.9 million. The new facility bears interest at a rate equal to Libor + 1.90% and has final maturity in January 2027. Additionally, the facility includes an uncommitted accordion of $250.0 million.

In June 2021, the Company repaid the $60 million draw down under the ABN revolving credit facility tranche in relation to the delivery of DHT Osprey and additionally prepaid $33.4 million under the ABN Amro Credit Facility. The voluntary prepayment was made for all regular installments for 2022. The Company also repaid $6.1 million under the ABN Amro Credit Facility in connection with the sale of DHT Condor.

Derivatives - interest rate swaps

Only derivatives are classified and measured at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

As of September 30, 2021, the Company has nine amortizing interest rate swaps totaling $340.1 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.95%. As of September 30, 2021, the fair value of the derivative financial liability related to the swaps amounted to $15.7 million.

$ in thousands	Expires	Notional amount Q3 2021	Current liability Q3 2021	Non-current liability Q3 2021	Fair value Q3 2021
Swap pays 2.987%, receive floating	Apr. 20, 2023	40,200	1,057	585	1,642
Swap pays 3.012%, receive floating	Apr. 20, 2023	40,200	1,067	590	1,657
Swap pays 3.019%, receive floating	Sep. 29, 2023	28,818	709	707	1,416
Swap pays 3.019%, receive floating	Sep. 29, 2023	27,904	685	683	1,368
Swap pays 2.8665%, receive floating	Sep. 29, 2023	44,333	1,056	1,053	2,109
Swap pays 2.8785%, receive floating	Jun. 30, 2023	38,748	945	707	1,652
Swap pays 2.885%, receive floating	Sep. 29, 2023	43,690	1,052	1,049	2,101
Swap pays 2.897%, receive floating	Sep. 30, 2023	38,926	933	933	1,866
Swap pays 3.020%, receive floating	Sep. 29, 2023	37,241	935	933	1,868
Total carrying amount		340,059	8,439	7,240	15,680

Covenant compliance

The Company’s financial covenants are summarized as follows as of September 30, 2021:
	ABN Amro Credit Facility	Credit Agricole Credit Facility	Danish Ship Finance Credit Facility	Nordea Credit Facility
Security	12 VLCCs	1 VLCC	1 VLCC	12 VLCCs
Charter free market value of vessels that secure facility must be no less than	135% of borrowings	135% of borrowings	135% of borrowings	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets	$200 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt	Higher of $20 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.	DHT Holdings, Inc.
*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by a broker approved by the financial institution)

As of September 30, 2021, the Company was in compliance with its financial covenants.

Note 5 – Vessels
The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel.

Cost of Vessels $ in thousands
At January 1, 2021	2,121,455
Additions	68,163
Transferred from vessels upgrades	101,199
Retirement *	(149,340)
At September 30, 2021	2,141,478

Depreciation, impairment and amortization $ in thousands
At January 1, 2021	645,020
Depreciation and amortization	95,213
Retirement *	(77,430)
At September 30, 2021	662,803

Carrying Amount $ in thousands
At January 1, 2021	1,476,436
At September 30, 2021	1,478,675
*Relates to the sale of DHT Lake, DHT Raven, and DHT Condor, completed depreciation of drydocking for DHT Amazon, DHT Bauhinia, DHT Europe, DHT Lion, DHT Peony, DHT Puma, DHT Redwood and DHT Tiger in addition to completed amortization of time charter contract for DHT China.

Cost of advances of vessels and vessel upgrades $ in thousands
At January 1, 2021	17,269
Additions	94,247
Transferred to vessels	(101,199)
At September 30, 2021	10,318

Carrying Amount $ in thousands
At January 1, 2021	17,269
At September 30, 2021	10,318

Cost of advances of vessels and vessel upgrades relates to prepaid scrubbers, drydockings and ballast water treatment systems.

Note 6 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at September 30, 2021	166,687,881	-
Numbers of shares authorized for issue at September 30, 2021	250,000,000	1,000,000
Par value	$0.01	$0.01

Common stock:

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases

In the third quarter of 2021, the Company purchased 1,230,302 of its own shares in the open market for an aggregate consideration of $6.7 million, at an average price of $5.466. In the second quarter of 2021, the Company purchased 3,721,841 of its own shares in the open market for an aggregate consideration of $22.5 million, at an average price of $6.025. All shares have been retired upon receipt.

Dividend payment

Dividend payment as of September 30, 2021:

Payment date	Total Payment	Per common share
August 26, 2021	$3.3 million	$0.02
May 26, 2021	$6.8 million	$0.04
February 25, 2021	$8.6 million	$0.05
Total payment as of September 30, 2021	$18.7 million	$0.11

Dividend payment as of December 31, 2020:

Payment date	Total Payment	Per common share
November 25, 2020	$34.2 million	$0.20
September 2, 2020	$82.0 million	$0.48
May 26, 2020	$51.5 million	$0.35
February 25, 2020	$47.0 million	$0.32
Total payment as of December 31, 2020	$214.7 million	$1.35

Note 7 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $17.3 million as of September 30, 2021 consists of mainly accounts receivable with no material amounts overdue.

Note 8 – Deferred shipping revenues
Deferred shipping revenues relates to charter hire payments paid in advance. As of September 30, 2021, $4.0 million was recognized as deferred shipping revenues in the condensed consolidated statement of financial position.

Note 9 – Financial risk management, objectives and policies
Note 9 in the 2020 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events
On October 22, 2021, The Norwegian Shipowner’s Mutual War Risks Insurance Association (“DNK”) obtained approval from The Financial Supervisory Authority of Norway to return $300 million to its members. As a member of DNK, DHT expects to receive between $5.5 million and $6.5 million as distribution of equity within the first quarter of 2022. The distribution may be subject to withholding tax.

On November 1, 2021, the Board approved a dividend of $0.02 per common share related to the third quarter 2021 to be paid on November 23, 2021 for shareholders of record as of November 16, 2021.